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                                                              Exhibit 99.(a)(15)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

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                                                 :
                                                 :
SYLVIA PIVEN, individually and on behalf of all  :
others similarly situated,                       :
                                                 :
          Plaintiffs,                            :
                                                 :
     - against -                                 :
                                                 : C.A. No. 18645NC
WILLIAM J. SHAW, DANIEL J. ALTOBELLO, PIERRE     :
BELLON, BERNARD CARTON, EDOARD DE ROYERE,        : CLASS ACTION
MICHAEL LANDEL, JOHN W. MARRIOTT, III, MARY S.   :   COMPLAINT
METZ, SODEXHO MARRIOTT, INC. AND SODEXHO         :
ALLIANCE, S.A.,                                  :
                                                 :
          Defendants.                            :
                                                 :
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                                 INTRODUCTION
                                 ------------

     Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

     1. This action arises out of an unlawful scheme and plan by Sodexho Alliance, S.A. ("Alliance") to acquire the remaining ownership of Sodexho Marriott Services, Inc. ("Marriott" or the "Company") for grossly inadequate consideration and without full and complete disclosure of all material information, in breach of defendants' fiduciary duties.

                                  THE PARTIES
                                  -----------

     2. Plaintiff is and has been at all relevant times the owner of Marriott common stock.
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     3.   Defendant William J. Shaw ("Shaw") is and has been at all relevant times Chairman and a director of Marriott. Shaw is also President and Chief Operating Officer of Marriott International, Inc., which is a party to a number of agreements with the Company pursuant to which Marriott International receives substantial benefits.

     4. Defendant Pierre Bellon ("Bellon") is and has been at all relevant times a director of Marriott. Bellon is also Chairman and Chief Executive Officer of Alliance. Bellon, together with members of his family, is the majority shareholder of Bellon, S.A., which is the majority shareholder of defendant Alliance.

     5. Defendant Bernard Carton ("Carton") is and has been at all relevant times a director of Marriott. Carton is also Senior Vice President and Chief Financial Officer of Sodexho.

     6. Defendant Edward de Royere ("Royere") is and has been at all relevant times a director of Marriott. de Royere is also a director of Sodexho.

     7. Defendant Michael Landel ("Landel") is and has been at all relevant times President, Chief Executive Officer and a director of Marriott. Landel previously served as President and Chief Executive Officer of Sodexho North America.

     8. Defendants Daniel J. Altobello, John W. Marriott, III and Mary S. Metz are and have been at all relevant times directors of Marriott.

     9. Defendant John W. Marriott III is a director of Marriott. Marriott is also an executive officer of Marriott International and a member of the Marriott family with substantial interests in Marriott concerns.

     10.  Defendant Mary S. Metz is a director of Marriott.

     11. The defendants names in (P)(P) 3-8 above (the "Individual Defendants"), as officers and/or directors of Company, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

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     12.  Defendant Marriott is a corporation organized and existing under the laws of the Delaware with its principal executive offices located at 9801 Washingtonian Boulevard in Gaithersburg, Maryland. Marriott provides outsourced food and facilities management in North America, offering food services, housekeeping, grounds keeping, plant operations and maintenance, and integrated facilities management.

     13. Defendant Alliance is the beneficial owner of approximately 48% of Marriott's outstanding shares as of October 31, 2000.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

     14. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

     15. This action is properly maintainable as a class action for the following reasons:

          (a) the Class is so numerous that joinder of all members is impracticable. As of November 15, 2000, there were approximately 63.3 million shares of Marriott common stock issued and outstanding, held by thousands of shareholders of record and likely many more beneficial owners.

          (b) there are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:
                          ----- ----

          (c) whether defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class;

          (d) whether the defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor;

          (e) whether defendants have disclosed all material facts in connection with the challenged transaction; and

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          (f)  whether plaintiff and the other members of the Class would be irreparably damaged if defendants are not enjoined from the conduct described herein;

     16. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

     17. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

     18. A class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class, who has suffered or will suffer damages, to bring separate actions.

     19. Moreover, Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                          BACKGROUND AND SUBSTANTIVE
                                  ALLEGATIONS
                          --------------------------

     20. Marriott, formerly known as Marriott International, Inc. On March 27, 1998, Marriott International, Inc. ("Old Marriott") completed the distribution to its shareholders of a new company consisting of its lodging, senior living services and distribution services businesses. This new company adopted the name Marriott International, Inc. The remaining business of Old Marriott, which was comprised primarily of the operations of Marriott Management Services, combined its food service and facilities management business with the North American operations of defendant Sodexho Alliance, S.A. and changed its name to Sodexho Marriott Services, Inc.

     21. On January 25, 2001, Alliance announced a plan to acquire the remaining 52% of Marriott it does not already own for $27.00 in a transaction valued at $900 million (the "Offer").

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     22.  Marriott, which reported losses for the past two years, has only just recently moved into profitability. On January 11, 2001, the Company issued a press release reporting net income of $36 million, or $0.56 per diluted share for the 13 weeks ended December 1, 2000, up 29% compared with net income of $28 million, or $0.44 per share, for the corresponding period in 1999. Revenues for the first quarter of fiscal year 2001 reportedly totaled $1.36 billion, an increase of $71 million, or 6% over the same period in 1999. According to the January 11, press release, Marriott benefitted from "continued favorable outsourcing trends in the North American markets, in addition to continued growth in sales to existing clients and expanding its relationships with its clients through competitive add-on services."

     23. Defendant Landel made the following comments in the January 11 press release with respect to Marriott's performance and its outlook for the future:

     We had a great quarter to start our new fiscal year ...The Education division did an outstanding job in improving the results of several accounts that were underperforming last year, while our other divisions enjoyed solid results for the quarter. We continue to focus on adding value for our existing clients and the new relationships we enter. Looking ahead, we reiterate this year's financial goals of 5%-6% top line and mid-teens bottom line growth.

     24. Marriott's shares, which are only just beginning to reflect the Company's improved performance and inherent value, have risen nearly 20 percent from $20.81 on December 22, 2000, but do not yet fully reflect the Company's earnings potential.

     25. The $27 price offered by Alliance is thus grossly inadequate in light of Marriott's recent share price and its future financial prospects, representing only a 9% premium to Marriott's closing price of $24-7/8 on January 24, 2001.

     26. As noted above, Alliance and its affiliates beneficially own approximately 48% of Marriott's outstanding shares.

     27. Defendants are intent on paying the lowest possible price to Class members, even though they are duty-bound to maximize shareholder value. While defendants have announced the plan they cannot commence the Offer until March 2001 under the terms of a standstill agreement with the government. Consequently, the meager

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premium has been locked in. Defendants have clear and material conflicts of interest in the Offer.

     28. Because of their control over the Company, defendants are in a position to dictate the terms of the Offer. Defendants have conflicts of interest and thus cannot represent or protect the interests of the Company's public shareholders with impartiality and vigor.

     29. The Offer is in furtherance of an unfair plan to take Marriott private, which, if not enjoined, will result in the elimination of the public stockholders of Marriott in a transaction that is inherently unfair to them and that is the product of the defendants' conflict of interest, as described herein. More particularly, the Offer is in violation of defendants' fiduciary duties and has been timed and structured unfairly in that:

          (a) the Offer is designed and intended to eliminate members of the Class as stockholders of the Company from continued equity participation in the Company at a price per share which defendants know or should know is grossly unfair and inadequate;

          (b) defendants, by virtue of, among other things, their voting and ownership power, control and dominate Marriott's Board of Directors;

          (c) defendants have unique knowledge of the Company and have access to information denied or unavailable to the class. Without all material information, Class members are unable to determine whether the price offered in the Offer is fair; and

          (d) defendants have violated their duty of fair dealing by manipulating the timing of the Offer to benefit themselves at the expense of the plaintiff and the class.

     30. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Offer to the irreparable harm of plaintiff and the Class.

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     31.  Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     A. Declaring this to be a proper class action and naming plaintiff as Class representative;

     B. Granting preliminary and permanent injunctive relief against the consummation of the Offer as described herein;

     C. In the event the Offer is consummated, rescinding the Offer and awarding rescissionary damages;

     D. Ordering defendants to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

     E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys and experts fees; and

     F.   Granting such other and further relief as may be just and proper.


Dated: January 25, 2001

                                             CHIMICLES & TIKELLIS LLP

                                             By: /s/ [Illegible]
                                                 -------------------------------
                                                 Pamela S. Tikellis
                                                 Robert J. Kriner, Jr.
                                                 Timothy R. Dudderar

                                                 One Rodney Square
                                                 P.O. Box 1035
                                                 Wilmington, DE 19899
                                                 (302) 656-2500

                                                 Attorneys for Plaintiff

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